.

CELLETRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders' Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8 - 22

- - - - - - - - - -

#

• Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	• Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CELLETRA LTD.

We have audited the accompanying consolidated balance sheets of Celletra Ltd. ("the Company") and its subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2004 and the related results of their operations and cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
, 2006	A Member of Ernst & Young Global

CELLETRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		1,651	749
Trade receivables (net of allowance of doubtful accounts of $ 129 and $ 106 as of December 31, 2005 and 2004, respectively)		2,637	4,602
Other accounts receivable	3	522	751
Inventories	4	3,039	2,167
Restricted cash		56	-

Total current assets		7,905	8,269

LONG-TERM INVESTMENTS:
Severance pay fund		630	455
Long-term lease deposit		54	43

Total long-term investments		684	498

PROPERTY AND EQUIPMENT, NET	5	388	536

Other assets	6	47	51

Total assets		9,024	9,354

The accompanying notes are an integral part of the consolidated financial statements.

CELLETRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit		-	709
Trade payables		1,228	3,091
Employees and payroll accruals		510	555
Accrued expenses and other liabilities		958	500

Total current liabilities		2,696	4,855

LONG-TERM LIABILITIES:
Accrued severance pay		684	516
Convertible loan		-	1,507
Other liabilities		14	14

Total long-term liabilities		698	2,037

COMMITMENTS AND CONTINGENT LIABILITIES	7

SHAREHOLDERS' EQUITY:
Share capital -	8
Series BB convertible Preferred shares		91	91
Series A-1 convertible Preferred shares		34	34
Series BB-1 convertible Preferred shares		65	-
Deferred shares		21	21
Additional paid-in capital		40,364	34,385
Accumulated deficit		(34,945)	(32,069)

Total shareholders' equity		5,630	2,462

Total liabilities and shareholders' equity		9,024	9,354

The accompanying notes are an integral part of the consolidated financial statements.

July 6, 2006
Date of approval of the	Kobi Asher	Shayke Schatzberger
financial statements	Chief Financial Officer	Chief Executive Officer

CELLETRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

		Year ended December 31
	Note	2005	2004

Revenues		7,251	7,425

Cost of revenues	10a	5,408	7,097

Gross profit		1,843	328

Operating expenses:

Research and development, net	10b	2,059	2,325

Sales and marketing	10c	1,950	1,856

General and administrative	10d	917	654

Total operating expenses		4,926	4,835

Operating loss		3,083	4,507

Financial expenses (income)		(231)	146

Other expenses		24	9

Net loss		2,876	4,662

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

							Additional	Deferred		Total
	Preferred shares		Ordinary shares		Deferred shares		paid-in	stock	Accumulated	shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	capital	compensation	deficit	equity

Balance as of January 1, 2004	10,132,468	26	5,719,351	16	-	-	28,455	(207)	(27,407)	883
Reversal of deferred compensation due to forfeiture of options	-	-	-	-	-	-	(207)	207	-	-
Share capital restructuring	2,567,532	8	(5,719,351)	(16)	7,924,876	21	(13)	-	-	-
Issuance of BB Preferred shares net of issuance costs	29,394,629	65	-	-	-	-	4,409	-	-	4,474
Conversion of convertible loan into Series BB Preferred shares	11,459,312	26				-	1,741	-	-	1,767
Net loss	-	-	-	-	-	-	-	-	(4,662)	(4,662)

Balance as of December 31, 2004	53,553,941	125	-	-	7,924,876	21	34,385	-	(32,069)	2,462

Issuance of BB-1 Preferred shares net of issuance costs	21,368,223	49	-	-	-	-	4,464	-	-	4,513
Conversion of convertible loan into Series BB-1 Preferred shares	7,007,063	16	-	-	-	-	1,515	-	-	1,531
Net loss									(2,876)	(2,876)

Balance as of December 31, 2005	81,929,227	190	-	-	7,924,876	21	40,364	-	(34,945)	5,630

The accompanying notes are an integral part of the consolidated financial statements.

CELLETRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2005	2004

Cash flows from operating activities:
Net loss	(2,876)	(4,662)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	213	225
Capital gain	(3)	(6)
Decrease (increase) in trade receivables, net	1,965	(4,599)
Increase in inventories	(872)	(1,961)
Increase (decrease) in other accounts receivable and prepaid expenses	229	(618)
Increase (decrease) in trade payables	(1,863)	2,257
Increase (decrease) in employees and payroll accruals	(45)	167
Increase in accrued expenses and other liabilities	458	500
Accrued severance pay, net	(7)	(24)
Restricted cash	(56)	-
Interest expenses related to convertible loan	24	24

Net cash used in operating activities	(2,833)	(8,697)

Cash flows from investing activities:
Purchase of property and equipment	(89)	(169)
Proceeds from sale of property and equipment	31	54
Increase in long-term lease deposit	(11)	(27)

Net cash used in investing activities	(69)	(142)

Cash flows from financing activities:
Short-term bank credit, net	(709)	401
Issuance of BB Preferred shares net of issuance costs	-	4,474
Issuance of BB-1 Preferred shares net of issuance costs	4,513	-
Loans from shareholders	-	3,250

Net cash provided by financing activities	3,804	8,125

Increase (decrease) in cash and cash equivalents	902	(714)
Cash and cash equivalents at the beginning of the year	749	1,463

Cash and cash equivalents at the end of the year	1,651	749

Non-cash activities:
Conversion of convertible loan	1,531	1,767

The accompanying notes are an integral part of the consolidated financial statements.

- # -

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-

GENERAL

a.

Celletra Ltd. ("the Company"), an Israel-based company, and its U.S. subsidiary, Celletra Inc., are engaged in the development and marketing of innovative transmission solutions for wireless communication.

b.

Since inception, the Company has incurred an accumulated deficit of $ 34,945 and negative cash flows from operating activities. The Company will need to obtain additional funds to continue its operations. The Company's management believes that sufficient funds will be available from existing or additional investors or other sources to provide the necessary liquidity to meet the Company's financing needs.

c.

During 2005, approximately 86% of the Company's revenues were derived from three major customers (as discussed in Note 2m).

d.

In October 2004, the Company signed an agreement with the shareholders of Irlan Ltd. an Israeli company ("Irlan"), according to which the Company purchased all the outstanding and issued share capital of Irlan.

In consideration of the purchased shares mentioned above, the Company shall pay an amount equal to 4% of the actual revenues received by Irlan as a direct result of the sale of the current Irlan products until the earlier of five years commencing from the agreement date or such time as the shareholders of Irlan have received collectively payments as a result of the agreement mentioned above in an aggregate amount of $ 400.

Irlan is engaged in the development of electronic systems of wireless broadcasting and receiving of data by means of infra red light in the open air.

These systems serve as complementary solutions to line systems for the purpose of data communications outside buildings. Irlan completed development of a first line of products for building to building wireless communication which is currently being produced and sold, and is continuing the process of developing the next generation.

The results of Irlan's operations have been included in the consolidated financial statements of the Company since October 2004.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.

Use of estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.

Financial statements in U.S. dollars:

A majority of the revenues of the Company is generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiary is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation". All transactions, gains and losses from the remesurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and Celletra Inc., a wholly-owned subsidiary. All intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.

Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.

Restricted cash:

Restricted cash deposits are maintained with the bank to secure the lease agreement for the Company's office in Israel. The Company is restricted from withdrawing any portion of the deposit at any time.

f.

Trade receivables:

Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is doubtful.

g.

Inventories:

Inventories are stated at the lower of cost or market value.  Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw materials, parts and supplies – using the "first-in, first-out" method.

Work-in-progress – represents the cost of development in progress.

Finished products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.  Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33
Motor vehicles	15
Office furniture and equipment	7-15
Test equipment	15
Leasehold improvements	The shorter of the term of the lease or the useful life of the asset

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

i.

Revenue recognition:

The Company generates revenue from sales of cellular communication infrastructure.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

j.

Warranty costs:

The Company is obligated to provide a warranty and technical assistance for a period of one year. A provision of 2% and 3% of sales was recorded for probable costs in 2005 and 2004, respectively, in connection with warranties, based on estimates by the Company's engineers.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Changes in the Company's product liability during the period are as follows:

Balance, beginning of the year	226
Change in provision during the year, net	(97)

Balance, end of the year	129

k.

Research and development costs:

Research and development costs, net of the grants received, are charged to the statement of operations as incurred.

l.

Government grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

Royalty payments to the Government of Israel are recorded as marketing expenses.

m.

Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees in Israel are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.  The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2005 and 2004 amounted to $ 168 and $ 104, respectively.

n.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of trade receivables.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2005, approximately 78% of the Company's trade receivables balance is derived from sales to two major customers located in South America and India. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require from its customers letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company and its subsidiary have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

o.

Fair value of financial instruments:

The carrying amounts of the Company's cash and cash equivalents, trade receivables, other accounts receivable and trade payables, approximate their fair value due to the short-term maturity of such instruments.

p.

Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB-25") and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plans. Under APB-25, when the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation" and EITF 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to warrants granted to parties other than employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for the year in the period ended December 31, 2005 and 2004; expected volatility of $ 0.001 for each of the two years, risk-free interest rate of 3.45% and 3.56% for 2005 and 2004, respectively, dividend yields of 0% for each of the two years, and a weighted-average expected life of the options of five years.

Pro forma information under SFAS 123 was not presented due to immateriality.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.

Income taxes:

The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109").  This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

r.

Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statements 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after December 15, 2005.

The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.  However, since outstanding awards are to be accounted for based on principles originally applied to them (unless modified, repurchased, or cancelled after the required effective date) no resulting accounting effect is expected to such awards.

NOTE 3:-

OTHER ACCOUNTS RECEIVABLE

	December 31
	2005	2004

Prepaid expenses	8	17
Government authorities	66	157
Employees	22	-
The Government of Israel for grants and participation	426	577

	522	751

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-

INVENTORIES

December 31
2005	2004

Raw material	2,934	1,211
Work in progress	23	523
Finish goods	82	433

	3,039	2,167

NOTE 5:-

PROPERTY AND EQUIPMENT

Composition of property and equipment are as follows:

Cost:
Computers and peripheral equipment	809	670
Motor vehicles	3	87
Office furniture and equipment	227	236
Test equipment	995	964
Leasehold improvements	59	54

	2,093	2,011

Less accumulated depreciation	1,705	1,475

Depreciated cost	388	536

Depreciation expenses for the years ended December 31, 2005 and 2004 were $ 209 and $ 225, respectively.

As for liens, see Note 7c.

NOTE 6:-

OTHER ASSETS

Development cost

Balance at January 1, 2005	51
Amortization charge for the year	(4)

Balance at December 31, 2005	47

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 7:-

COMMITMENTS AND CONTINGENT LIABILITIES

a.

Royalty commitments:

The Company participated in programs sponsored by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor Israel ("the OCS") for the support of research and development activities. The Company is obligated to pay royalties to the OCS, amounting to 3-5% of the sales of the products and other related revenues developed from such activities, up to an amount equal to 100% of the grants received.

As of December 31, 2005, the aggregate OCS contingent liability was approximately $ 3,663. The liability is linked to the U.S. dollar and bears interest at the applicable rate of LIBOR at the time the grant was received.

b.

Lease commitments:

The Company rents its facilities under an operating lease agreements, which expire in October 2006.

Future minimum annual payments under the non-cancelable operating lease for the two years subsequent to December 2005, are as follows:

2006	146

Total rent expenses for the years ended December 31, 2005 and 2004 were approximately $ 176 and $ 145, respectively. Future rental payments are secured by a bank guarantee, in the amount of $ 56.

c.

To secure a short-term bank credit the Company registered a general floating lien on all its assets.

a.

Guarantees in the amount of approximately $ 365 were issued by a bank to secure certain warranty obligations on behalf of the Company.

e.

The Company has an unused line of credit in the amount of $2,250.

NOTE 8:-

SHARE CAPITAL

a.

Composed of NIS 0.01 par value shares as follows:

	December 31, 2005		December 31, 2004
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares (1)	22,075,124	-	22,075,124	-
Preferred BB shares	50,000,000	40,853,941	50,000,000	40,853,941
Preferred BB-1 shares	31,000,000	28,375,286	-	-
Deferred shares (2)	7,924,876	7,924,876	7,924,876	7,924,876
Preferred A-1 shares (3)	20,000,000	12,700,000	20,000,000	12,700,000

	131,000,000	89,854,103	100,000,000	61,478,817

NOTE 8:-

SHARE CAPITAL (Cont.)

(1)

The Ordinary shares:

Subject to the rights and privileges of the Preferred shares, the Ordinary shares shall rank pari passu between them and shall entitle their holders:

i.

To receive notices of, and to attend, general meetings where each Ordinary share shall have one vote for all purposes;

ii.

To share equally, on a per share basis, in Bonus shares, bonuses, profits or distributions as may be declared by the Board and approved by the shareholders, if required, out of funds legally available thereof; and

iii.

Upon liquidation or dissolution – subject to rights of the BB and A-1 Preferred shares as mentioned hereunder, to participate in the distribution of the assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company (in each case, proportionally to the number of Ordinary shares outstanding and the amounts paid by shareholders on account of their shares, if not paid in full, before calls for payment were made).

(2)

The Deferred shares:

i.

The Deferred shares entitle their beneficial holders only to receive their par value upon liquidation or winding up of the Company.

ii.

The Deferred shares shall not be taken into account for any purposes of determining percentage of holdings in the Company.  The Deferred shares may not be transferred to any person or entity (except to the Company, as specified below) except with the written consent of the holders of a majority of the Preferred BB shares who are not also holders of Preferred A-1 shares and who do not have permitted transferees who hold Preferred A-1 shares (for purposes of this Article, with respect to any shareholder, it is clarified that the term permitted transferee shall be deemed to include any related investors of such shareholder, such as annex funds, funds managed by materially the same management company or materially the same management group individuals, etc.).

iii.

Subject to the provisions of the Law, the Deferred shares may be transferred to the Company, for no value and consideration (except to the limited extent any consideration is due according to applicable law), at the Company’s discretion, and any such transfer to the Company shall not require any consent or approval of the shareholders of the Company.

iv.

Notwithstanding any other provision to the contrary, any sale or transfer by the Company of Deferred shares (whether or not converted into any other type of shares of the Company) shall be subject to all provisions applicable to and with respect to issuance of shares by the Company, as if such transfer of shares were in effect an issuance of new shares by the Company.

NOTE 8:-

SHARE CAPITAL (Cont.)

(3)

The Preferred A-1 shares:

The Preferred A-1 shares confer on the holders thereof all rights accruing to holders of Ordinary shares in the Company and, in addition, the specific rights explicitly granted to the holders of the Preferred A-1 shares hereunder.

i.

After payment in full to the Preferred BB shareholders, the holders of Preferred A-1 shares shall be entitled to receive on a pro-rata, pari passu, basis an aggregate amount of $ 6,000 plus a cumulative preference of 8% per annum compounded annually from the date of the Company’s Article of Association and until the date of the distribution, which distribution shall be made after the Preferred BB shareholders preference in liquidation and senior to the holders of all other equity securities of the Company. As of December 31, 2005, the aggregate liquidation preference is approximately $ 6,840.

ii.

Each Preferred A-1 share shall be convertible, at the option of the holder of such share, or upon an IPO of the Company or upon written resolution of the majority Preferred BB shareholders at any time, into one fully paid and non-assessable Ordinary share, subject to adjustment of the conversion ratio with any re-capitalization event.

b.

1.

The Company received in April 2004 a bridge loan in the amount of approximately     $ 1,750 from certain of the existing shareholders. The bridge loan was converted into shares of the Company as part of the private placement detailed hereunder.

2.

In June 2004, the Company effected a private placement and issued 40,853,941 Preferred BB shares in consideration of $ 6,300 (including 11,459,312 shares of Preferred BB shares in the amount of $ 1,767 related to the convertible loan (see b1 above)).

Prior to the completion of the private placement, the Company increased its authorized share capital by 79,000,000 shares at NIS 0.01 par value each. Following the increase, the authorized share capital is NIS 1,000,000.

3.

In March 2005, the Company effected a private placement and issued 26,086,957 of the Company's Preferred BB-1 shares, of NIS 0.01 par value each, at a price per  BB-1 Preferred share equal to $ 0.2185, and for an aggregate amount of $ 5,700 (including the conversion of the convertible loan).

4.

In June 2005, the Company effected a private placement and issued 2,288,329 of the Company's Preferred BB-1 shares, of NIS 0.01 par value each, at a price per BB-1 Preferred share equal to $ 0.2185, and for an aggregate amount of $ 500.

NOTE 8:-

SHARE CAPITAL (Cont.)

(1)

The Preferred BB and BB-1 shares confer on the holders thereof all rights accruing to holders of Ordinary shares in the Company, and in addition, the specific rights granted to the holders of the Preferred BB shares hereunder:

i.

The shares have a preference in liquidation in the amount of the purchase price plus cumulative preference of 8% per annum compounded annually plus an amount equal to all declared but unpaid dividends on each Preferred BB share, which distribution shall be made senior to the holders of all other equity securities of the Company. As of December 31, 2005 the aggregate liquidation preference is approximately $ 13,618.

ii.

Each Preferred BB and BB-1 share shall be convertible at the holder's option at any time or upon an IPO of the Company or upon written resolution of the majority of the Preferred BB shareholders, into such number of fully paid and non-assessable Ordinary shares of the Company as is determined by dividing the applicable Original BB Issue Price for such share by the conversion price (as defined below) at the time in effect for such share.  The initial conversion price per each Preferred BB share shall be the Original BB Issue Price for such share ("the conversion price"); provided, however, that the conversion price for each Preferred BB share shall be subject to adjustment in accordance with any re-capitalization event and pursuant to the anti-dilution provisions as described in the company's articles of association.

d.

Warrants:

As of December 31, 2004 there are 4,906,099 warrants exercisable into Preferred A-1 shares. The warrants can be exercised until (i) the consummation of the Company's public offering of the Company's shares, pursuant to an effective registration statement under the Securities Act, as amended, or under other applicable securities laws; or (ii) the consummation of an M&A transaction (as defined in the warrants). The exercise price for each warrant is NIS 0.01.

e.

Stock option plans:

Under the Company's 1999 and 2003 Stock Option Plan, options may be granted to officers, directors, employees and consultants of the Company or its subsidiary.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per hare data

Pursuant to the 1999 Plan, the Company reserved for issuance of 1,907,580 Ordinary shares. As of December 31, 2005, no Ordinary shares of the Company are available for future grant.

Pursuant to the 2003 Plan, the Company reserved for issuance 12,850,949 Ordinary shares as of December 31, 2005. 6,258,842 Ordinary shares are available for future grant.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per hare data

NOTE 8:-

SHARE CAPITAL (Cont.)

Each option granted under the 1999 Plan is exercisable until the earlier of nine years from the date of the grant of the option or the expiration dates of the 1999 Plan. The 1999 Plan will expire on December 31, 2009. The exercise price of the options granted under the 1999 Plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options, which are forfeited or cancelled before expiration, become available for future grant.

Each option granted under the 2003 Plan will have an exercise price equal to or below the fair market value of the Company's shares at the date of grant. The vesting period of all options will be four years, divided annually, so that on the first vesting date, 25% of the options will vest and on the first, second and third anniversary of the first vesting date, 25% of the options will vest and the exercise period of the options granted will be 10 years from the grant date, subject to the terms and conditions of the 2003 Plan.

A summary of grants under the Plans is as follows:

	Year ended December 31,
	2005		2004
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
		$		$

Outstanding at the beginning of the year	7,784,237	0.22	2,184,750	2.66
Granted	738,600	0.077	5,639,987	0.077
Forfeited	(23,150)	0.077	(40,500)	1.47

Outstanding at the end of the year	8,499,687	0.21	7,784,237	0.22

Exercisable at the end of the year	4,925,544	0.22	790,500	1.455

The exercise price of certain options differs from the market price of the shares on the date of grant.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-

INCOME TAXES

a.

Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985.

Results for tax purposes in Israel are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the net loss shown in the financial statements.

b.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company's production facilities in Israel have been granted "Approved Enterprise" status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from the "Approved Enterprise". Income derived from the "Approved Enterprise" is tax exempt for a period of 10 years. This tax benefit is subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. Since the Company incurred tax losses through December 31, 2005, the tax benefits have not yet been utilized.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.

If retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently - 25%).

Should the Company derive income from sources other than the "Approved Enterprise" during the period of benefits, such income shall be taxable at the prevailing corporate tax rate of 34%.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollar

NOTE 9:-

INCOME TAXES (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

c.

Net operating losses carry forward:

Celletra Ltd. has accumulated losses for Israeli tax purposes as of December 31, 2005 in the amount of approximately $ 26,000, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2005, Celletra Inc. had U.S. federal net operating loss carry forward of approximately $ 4,850.

d.

Deferred taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2005	2004
Deferred tax assets:

Reserves and allowances	144	327
Operating loss carry forward	8,291	7,881

Net deferred tax assets before valuation allowance	8,435	8,208
Valuation allowance	(8,435)	(8,208)

Net deferred tax assets	-	-

e.

Tax rates:

On  July 25, 2005, the Knesset (Israeli Parliament) passed the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

The amendment is not expected to have a material effect on the Company's financial position and results of operations.

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollar

NOTE 10:-

SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

		Year ended
		December 31,
		2005	2004
a.	Cost of revenues:
	Materials consumed	4,171	5,515
	Wages and related benefits	804	847
	Others	433	735

		5,408	7,097
b.	Research and development, net:
	Wages and related benefits	2,174	1,840
	Other expenses	915	1,079
	Grants from the OCS	(1,030)	(594)

		2,059	2,325
c.	Sales and marketing:
	Wages on related benefits	526	519
	Royalty payments to the Government of Israel	228	265
	Others	1,196	1,072

		1,950	1,856
d.	General and administrative:
	Wages and related benefits	571	376
	Others	346	278

		917	654

CELLETRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars, except share and per share data

NOTE 11:

SUBSEQUENT EVENT (UNAUDITED)

The Company is currently negotiating a credit facility with a venture lending in the amount of $ 6,000

- - - - - - - - - - - - - - - - - - -

F:\W2000\w2000\5495\M\05\E$12.doc